SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August 2004

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                               Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

SIGNATURES
EXHIBIT 1

Explanatory Note

Attached is:

1. Minutes of the Annual General Meeting of the Shareholders of Jacada Ltd. Held on August 25, 2004. The minutes summarize the actions and results of the matters voted upon at the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

	By:	/s/ Robert C. Aldworth

Name: Robert C. Aldworth Title: Chief Financial Officer

Dated: September 2, 2004

EXHIBIT 1

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
JACADA LTD.

(THE “COMPANY”)

HELD ON AUGUST 25, 2004

Mr. Yossie Hollander, the Chairman of the Board of Directors of the Company, called the Annual General Meeting (the “Meeting”) to order at 09:00 AM (Israeli Time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, after an advanced written notice was given in accordance with the Company’s Articles of Association (the “Articles”) to all the Company’s shareholders of record as of July 20, 2004. Mr. Yossie Hollander called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 14,974,452 Ordinary Shares, par value NIS 0.01 per share of the Company, constituting 77.68% of the voting power of the Company.

Mr. Hollander declared that the Meeting could be lawfully held and that a quorum, pursuant to Article 26(b) of the Articles, is present.

Mr. Hollander was appointed as Chairman of the Meeting in accordance with Article 27 of the Articles.

Mr. Hollander described the business of the Company and asked shareholders present at the meeting to raise any questions with respect thereof. Mr. Hollander answered all such questions.

THE AGENDA:

1.	To re-elect Ms. Naomi Atsmon to the Board of Directors of the Company to serve as a Class II Director and as an External Director (as defined in the Israeli Companies Law — 1999) for a term of three years;

2.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2004 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board of Directors to fix the remuneration of the independent auditors;

3.	To amend Article 39 of the Articles of the Company, so as to allow the Company to appoint one director who shall not be a member of the current classes of the Company’s Board of Directors and who shall be elected for one-year terms;

4.	To elect Mr. Dan Falk to the Board of Directors of the Company to serve for a term of one year;

5.	To approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, and to approve the grant of options and compensation to Mr. Dan Falk on substantially the same terms granted to the Company’s External Directors;

6.	To fix the number of directors serving on the Company’s Board of Directors at six.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

RESOLVED, that Ms. Naomi Atsmon be, and she hereby is, re elected to serve as an External Director of the Company for an additional term of three years.

For: 14,630,663 shares constituting 97.70% of the shares voting. Against: 27,696 shares constituting 0.19% of the shares voting. Abstain: 316,093 shares constituting 2.11% of the shares voting.

RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2004 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee of the Board. The Board of Directors be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

For: 14,647,001 shares constituting 97.81% of the shares voting. Against: 5,838 shares constituting 0.04% of the shares voting. Abstain: 321,613 shares constituting 2.15% of the shares voting.

RESOLVED, that Article 39 of the current Articles be amended by adding Article 39(c), as following:

“(c) In addition to the directors appointed in accordance with Article 39(a), the Company shall appoint one additional director (the “Unclassified Director”) for a one (1) year term and until the following Annual General Meeting to serve on the Company’s Board of Directors, such Unclassified Director to be elected at the Annual General Meeting, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of the Unclassified Director. The Unclassified Director may be classified as a Class II Director at any time by a resolution of the Board of Directors (not including such Unclassified Director). In addition, the position of such Unclassified Director may be classified as a Class II Director at any time by a resolution of the Board of

Directors (not including such Unclassified Director), whether or not such position is vacant at such time. Upon the submission of any tender offer (as defined in the Companies Law) for the Company’s shares, such Unclassified Director and the position of such Unclassified Director (even if vacant) shall automatically be classified as a Class II Director (unless determined otherwise by a resolution of the Board of Directors (not including such Unclassified Director) adopted within 30 days of the announcement of such Tender Offer). Upon any such classification as a Class II Director, the director then serving as an Unclassified Director shall continue to serve on the Company’s Board of Directors as a Class II Director and shall be subject to re-election with the Class II Directors. Once the position of the Unclassified Director is classified as a Class II Director, then that position will remain a Class II Director and the position of the Unclassified Director shall no longer exist. The Unclassified Director may be removed from office in accordance with the provisions of Article 39(b) which shall apply, mutatis mutandis.”

For: 14,755,045 shares constituting 98.53% of the shares voting. Against: 35,703 shares constituting 0.24% of the shares voting. Abstain: 183,704 shares constituting 1.23% of the shares voting.

RESOLVED, that Mr. Dan Falk be, and he hereby is, elected to serve as an Unclassified Director of the Company for a term of one year, until the Annual General Meeting following this Meeting.

For: 14,582,609 shares constituting 97.38% of the shares voting. Against: 116,976 shares constituting 0.78% of the shares voting. Abstain: 274,867 shares constituting 1.84% of the shares voting.

RESOLVED, to approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, the grant of an option to purchase up to 30,000 Ordinary shares to Mr. Dan Falk and to provide Mr. Dan Falk with the same compensation package granted to the Company’s External Directors.

For: 14,677,615 shares constituting 98.02% of the shares voting. Against: 289,799 shares constituting 1.93% of the shares voting. Abstain: 7,038 shares constituting 0.05% of the shares voting.

RESOLVED, that the number of directors serving on the Company’s Board of Directors be fixed at six.

For: 14,654,678 shares constituting 97.87% of the shares voting. Against: 139,390 shares constituting 0.93% of the shares voting. Abstain: 180,384 shares constituting 1.20% of the shares voting.

     IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

     There being no further business. the Meeting was adjourned.

/s/ Yossie Hollander CHAIRMAN – YOSSIE HOLLANDER